Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(expressed in thousands of Canadian dollars) - Unaudited

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Financial Position

(expressed in thousands of Canadian Dollars) - Unaudited

	As at September 30, 2023	As at December 31, 2022
Assets
Current assets
Cash	$370,444	$134,447
Marketable securities (Note 5)	7,240	5,775
Amounts receivable	1,546	1,801
Prepaid expenses and other assets	6,414	2,165
Lease receivable (Note 9(b))	470	—
	386,114	144,188
Non-current assets
Exploration and evaluation assets (Note 6)	489,456	405,248
Property and equipment (Note 7)	5,282	5,048
Deposits	82	76
Lease receivable (Note 9(b))	3,630	—
Total assets	$884,564	$554,560

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$27,437	$13,723
Lease liabilities (Note 9(c))	829	775
Flow-through share premium liability	—	2,069
	28,266	16,567
Non-current liabilities
Convertible debentures (Note 8)	189,206	80,021
Long-term lease liabilities (Note 9(c))	1,060	1,688
Deferred income tax liabilities	1,379	867
Total liabilities	$219,911	$99,143

Equity
Share capital (Note 10)	$995,390	$712,603
Reserves (Note 10)	105,987	94,680
Accumulated other comprehensive income	830	460
Accumulated deficit	(468,034)	(389,867)
Equity attributable to NexGen Energy Ltd. shareholders	634,173	417,876
Non-controlling interests (Note 15)	30,480	37,541
Total equity	664,653	455,417
Total liabilities and equity	$884,564	$554,560

Nature of operations (Note 2)

Commitments (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

1

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(expressed in thousands of Canadian Dollars, except per share and share information) - Unaudited

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Expenses
Salaries, benefits and directors’ fees	$2,185	$1,923	$7,204	$5,660
Office, administrative, and travel	4,406	1,996	10,012	4,907
Professional fees and insurance	6,661	1,478	12,631	3,465
Depreciation (Note 7)	483	475	1,308	1,359
Share-based payments (Note 10)	10,901	9,830	23,074	23,566
	(24,636)	(15,702)	(54,229)	(38,957)

Finance income	1,103	896	3,706	1,638
Mark-to-market loss on convertible debentures (Note 8)	(39,619)	(12,993)	(38,495)	(2,919)
Interest expense on convertible debentures (Note 8)	(991)	(542)	(2,369)	(1,589)
Interest on lease liabilities (Note 9(c))	(37)	(50)	(121)	(160)
Loss on disposal of assets	(12)	(85)	(12)	(85)
Foreign exchange gain	680	949	145	1,195
Loss before taxes	(63,512)	(27,527)	(91,375)	(40,877)

Deferred income tax recovery	316	229	1,574	764
Net loss	(63,196)	(27,298)	(89,801)	(40,113)

Items that may not be reclassified subsequently to profit or loss:
Change in fair value of convertible debenture attributable to the change in credit risk (Note 8)	327	(45)	239	176
Change in fair value of marketable securities (Note 5)	33	872	(534)	(2,411)
Deferred income tax recovery (loss)	(94)	(113)	(20)	309
Net comprehensive loss	$(62,930)	$(26,584)	$(90,116)	$(42,039)
Net loss attributable to:
Shareholders of NexGen Energy Ltd.	$(52,135)	$(21,895)	$(78,085)	$(34,082)
Non-controlling interests	(11,061)	(5,403)	(11,716)	(6,031)
	$(63,196)	$(27,298)	$(89,801)	$(40,113)
Net comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$(51,834)	$(21,541)	$(78,076)	$(35,012)
Non-controlling interests	(11,096)	(5,043)	(12,040)	(7,027)
	$(62,930)	$(26,584)	$(90,116)	$(42,039)

Loss per share attributable to NexGen Energy Ltd. shareholders
Basic and diluted loss per share	$(0.11)	$(0.05)	$(0.16)	$(0.07)

Weighted average common shares outstanding
Basic and diluted	491,274,394	479,504,037	489,872,514	479,384,555

The accompanying notes are an integral part of these consolidated financial statements.

2

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars) - Unaudited

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net loss for the period:	$(63,196)	$(27,298)	$(89,801)	$(40,113)
Adjust for:
Depreciation (Note 7)	483	475	1,308	1,359
Share-based payments (Note 10)	10,901	9,830	23,074	23,566
Mark-to-market loss on convertible debenture (Note 8)	39,619	12,993	38,495	2,919
Interest expense on convertible debentures (Note 8)	991	542	2,369	1,589
Interest on lease liabilities (Note 9(c))	37	50	121	160
Deferred income tax recovery	(316)	(229)	(1,574)	(764)
Unrealized foreign exchange gain	(334)	(949)	(3)	(1,195)
Loss on disposal of assets	12	85	12	85
Operating cash flows before working capital	(11,803)	(4,501)	(25,999)	(12,394)
Changes in working capital items:
Amounts receivable	(428)	(154)	256	162
Prepaid expenses and other	3,932	827	(4,249)	(906)
Accounts payable and accrued liabilities	1,016	(461)	(12)	(922)
Deposits	(5)	—	(5)	—
Cash used in operating activities	$(7,288)	$(4,289)	$(30,009)	$(14,060)

Expenditures on exploration and evaluation assets (Note 6)	(27,116)	(17,559)	(68,317)	(48,375)
Acquisition of marketable securities (Note 5)	—	—	(2,000)	—
Acquisition of equipment (Note 7)	(1,207)	(67)	(5,655)	(342)
Cash used in investing activities	$(28,323)	$(17,626)	$(75,972)	$(48,717)

Proceeds from at-the-market equity program, net of issuance costs (Note 10)	150,217	—	177,255	—
Issuance of convertible debentures, net of issuance costs (Note 8)	147,955	—	147,955	—
Proceeds from exercise of options	7,661	540	18,845	1,751
Payment of lease liabilities (Note 9(c))	(234)	(229)	(695)	(684)
Interest paid on convertible debentures	(304)	—	(1,241)	(707)
Cash provided by financing activities	$305,295	$311	$342,119	$360

Foreign exchange gain (loss) on cash	189	949	(141)	1,195
Increase (decrease) in cash	$269,873	$(20,655)	$235,997	$(61,222)

Cash, beginning of period	100,571	161,237	134,447	201,804
Increase (decrease) in cash	269,873	(20,655)	235,997	(61,222)
Cash, end of period	$370,444	$140,582	$370,444	$140,582

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

3

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Changes in Equity

(expressed in thousands of Canadian dollars, except share information) - Unaudited

	Share Capital
	Common Shares
	Number	Amount	Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Attributable to shareholder’s of NexGen Energy Ltd.	Non- controlling interests	Total
Balance at December 31, 2021	479,198,233	$695,856	$68,837	$1,895	$(332,980)	$433,608	$27,740	$461,348
Share-based payments (Note 10)	—	—	20,624	—	—	20,624	7,026	27,650
Shares issued on exercise of stock options (Note 10)	483,332	1,767	(624)	—	—	1,143	—	1,143
Shares issued for convertible debenture interest payments (Note 8)	42,252	251	—	—	—	251	—	251
Ownership changes relating to non-controlling interests	—	—	—	—	367	367	337	704
Net loss for the period	—	—	—	—	(34,082)	(34,082)	(6,031)	(40,113)
Other comprehensive loss	—	—	—	(930)	—	(930)	(996)	(1,926)
Balance at September 30, 2022	479,723,817	$697,874	$88,837	$965	$(366,695)	$420,981	$28,076	$449,057

Balance at December 31, 2022	482,530,145	$712,603	$94,680	$460	$(389,867)	$417,876	$37,541	$455,417
At-the-market equity program, net of issuance costs (Note 10)	24,724,125	175,299	—	—	—	175,299	—	175,299
Share-based payments (Note 10)	—	—	22,719	—	—	22,719	4,672	27,391
Shares issued on exercise of stock options (Note 10)	5,655,482	29,838	(11,412)	—	—	18,426	—	18,426
Shares issued on convertible debentures conversion (Note 8)	8,663,461	72,773	—	—	—	72,773	—	72,773
Shares issued for convertible debenture interest payments (Note 8)	65,560	434	—	—	—	434	—	434
Shares issued for convertible debenture establishment fee (Note 8)	634,615	4,443	—	—	—	4,443	—	4,443
Ownership changes relating to non-controlling interests	—	—	—	—	279	279	307	586
Net loss for the period	—	—	—	—	(78,085)	(78,085)	(11,716)	(89,801)
Reclass accumulated other comprehensive income related to converted debentures (Note 8)	—	—	—	361	(361)	—	—	—
Other comprehensive income (loss)	—	—	—	9	—	9	(324)	(315)
Balance at September 30, 2023	522,273,388	$995,390	$105,987	$830	$(468,034)	$634,173	$30,480	$664,653

The accompanying notes are an integral part of these consolidated financial statements.

4

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited
1.	REPORTING ENTITY

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

The Company is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NXE”, and is a reporting issuer in each of the provinces of Canada other than Québec. On July 2, 2021, the Company commenced trading on the Australian Stock Exchange (the “ASX”) under the symbol “NXG”. On March 4, 2022 the Company up-listed from NYSE American exchange (the “NYSE American”) and began trading on the New York Stock Exchange (“NYSE”) under the symbol “NXE”.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. Subsequent to the transfer, IsoEnergy shares were listed on the TSX-V. As of September 30, 2023, NexGen owns 49.7% of IsoEnergy’s outstanding common shares (December 31, 2022 - 50.1%).

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at September 30, 2023, the Company had an accumulated deficit of $468,034 and working capital of $357,848. Although the Company will be required to obtain additional funding in order to continue with the exploration and development of its mineral properties, the Company has sufficient working capital to meet its current obligations for the next twelve months.

The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen's ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

3.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
a)	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Certain disclosures required by IFRS have been condensed or omitted in the following note disclosures as they are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2022 and 2021 (“annual financial statements”), which have been prepared in accordance with IFRS. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the annual financial statements.

On November 2, 2023, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

5

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

b)	Basis of Consolidation

The accounts of the subsidiaries controlled by the Company are included in the condensed interim consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The subsidiaries of the Company and their geographic locations at September 30, 2023 are as follows:

Name of Subsidiary	Location	Percentage Ownership
NXE Energy Royalty Ltd.	Canada	100%
NXE Energy SW1 Ltd.	Canada	100%
NXE Energy SW3 Ltd.	Canada	100%
IsoEnergy Ltd. (Note 15)	Canada	49.7%

Intercompany balances, transactions, income and expenses arising from intercompany transactions are eliminated in full on consolidation.

On September 27, 2023, IsoEnergy and Consolidated Uranium Inc. (“CUR”) announced that they have entered into a definitive arrangement agreement for a share-for-share merger of IsoEnergy and CUR (the “Merger”). Under the terms of the Merger, CUR shareholders will receive 0.500 of a common share of IsoEnergy (each whole share, an “IsoEnergy Share”) for each CUR share held. Following completion of the Merger, the IsoEnergy Shares will continue to trade on the TSXV. The Merger is expected to be completed during the fourth quarter of 2023. NexGen is assessing the impact of the Merger on the consolidated financial statements.

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS IN ACCOUNTING POLICIES

The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are consistent with those that applied to the annual financial statements and actual results may differ from these estimates.

5.	MARKETABLE SECURITIES

Marketable securities consist of 10,755,000 common shares of 92 Energy Pty Ltd (“92 Energy”), 900,000 common shares of CUR, 5,907,600 common shares of Latitude Uranium Inc. (previously Labrador Uranium Inc.) (“Latitude Uranium”) and 2,857,150 warrants of Latitude Uranium exercisable at a price of $0.50 any time on or before April 5, 2026. As at September 30, 2023 IsoEnergy’s shareholding in 92 Energy represents 10.1% of the outstanding capital of 92 Energy.

On February 22, 2022, CUR completed its spin-out of Latitude Uranium through a plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, CUR distributed, on a pro-rata basis, 0.214778 of Latitude Uranium shares for each CUR share held by CUR shareholders on February 22, 2022. Accordingly, IsoEnergy received 193,300 Latitude Uranium shares. On April 5, 2023, IsoEnergy subscribed to 5,714,300 subscription receipts of Latitude Uranium (“Latitude Subscription Receipts”) at a price of $0.35 per Latitude Subscription Receipt for total consideration of $2,000. On June 19, 2023, after completion of Latitude Uranium’s acquisition of a 100% interest in the Angilak Uranium Project in Nunavut Territory from ValOre Metals Corp., the Latitude Subscription Receipts were exercised into one unit of Latitude Uranium, consisting of one common share of Latitude Uranium and one-half of one common share purchase warrant, exercisable at a price of $0.50 at any time on or before April 5, 2026.

The carrying value of marketable securities is based on the estimated fair value of the common shares and warrants, respectively determined using published closing share prices and the Black-Scholes option pricing model.

During the three and nine months ended September 30, 2023, the Company recognized a gain of $33 and a loss of $534, respectively, associated with the mark to market valuation of the 10,755,000 shares of 92 Energy, 900,000 shares of CUR, and 5,907,600 shares and 2,857,150 warrants of Latitude Uranium (three and nine months ended September 30, 2022 - gain of $872 and loss of $2,411, respectively) which is recorded in the consolidated statement of net loss and comprehensive loss. The fair value at September 30, 2023 of the marketable securities held in 92 Energy shares was $3,049 (December 31, 2022 - $4,253), CUR shares was $1,962 (December 31, 2022 - $1,458), Latitude Uranium shares was $1,772 (December 31, 2022 - $64) and Latitude Uranium warrants was $457 (December 31, 2022 - $nil), for a total marketable securities value at September 30, 2023 of $7,240 (December 31, 2022 - $5,775).

6

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited
6.	EXPLORATION AND EVALUATION ASSETS

	Rook I	Other Athabasca Basin Propertie	s	IsoEnergy Properties	Total
Acquisition Cost
Balance at December 31, 2022	$235	$1,458		$26,628	$28,321
Additions	—	1		3	4
Balance as at September 30, 2023	$235	$1,459		$26,631	$28,325
Deferred exploration costs
Balance at December 31, 2022	329,012	9,603		38,312	376,927
Additions:
General exploration and drilling	7,013	5,133		5,537	17,683
Environmental, permitting, and engagement	14,201	—		—	14,201
Technical, engineering and design	29,650	—		—	29,650
Geochemistry and assays	—	—		129	129
Geological and geophysical	328	2,912		2,586	5,826
Labour and wages	10,076	719		650	11,445
Share-based payments (Note 10)	3,263	—		1,054	4,317
Travel	686	—		267	953
Total Additions	65,217	8,764		10,223	84,204
Balance as at September 30, 2023	$394,229	$18,367		$48,535	$461,131
Total costs, September 30, 2023	$394,464	$19,826		$75,166	$489,456

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition cost
Balance at December 31, 2021	$235	$1,458	$26,660	$28,353
Additions	—	—	10	10
Dispositions	—	—	(42)	(42)
Balance as at December 31, 2022	$235	$1,458	$26,628	$28,321
Deferred exploration costs
Balance at December 31, 2021	$260,941	$9,180	$28,069	$298,190
Additions:
General exploration and drilling	7,705	—	5,613	13,318
Environmental, permitting, and engagement	12,005	—	—	12,005
Technical, engineering and design	32,703	—	—	32,703
Geochemistry and assays	—	—	190	190
Geological and geophysical	1,941	423	1,593	3,957
Labour and wages	8,818	—	836	9,654
Share-based payments (Note 10)	4,532	—	1,832	6,364
Travel	367	—	178	545
Total Additions	68,071	423	10,243	78,737
Balance as at December 31, 2022	$329,012	$9,603	$38,312	$376,927
Total costs, December 31, 2022	$329,247	$11,061	$64,940	$405,248

7

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited
7.	PROPERTY AND EQUIPMENT
	Computer Equipment	Software	Field Equipment and Vehicles	Office, Furniture and Leasehold Improvements	Road	Total
Cost
As at December 31, 2021	$497	$1,355	$6,645	$5,781	$2,079	$16,357
Additions	122	4	20	110	—	256
As at December 31, 2022	$619	$1,359	$6,665	$5,891	$2,079	$16,613
Additions	66	—	5,609	—	—	5,675
Disposals	—	—	(101)	—	—	(101)
Transfer to lease receivable (Note 9(b))	—	—	(4,100)	—	—	(4,100)
Balance as at September 30, 2023	$685	$1,359	$8,073	$5,891	$2,079	$18,087

Accumulated Depreciation
As at December 31, 2021	$427	$1,043	$4,180	$2,116	$1,972	$9,738
Depreciation	89	172	523	982	61	1,827
As at December 31, 2022	$516	$1,215	$4,703	$3,098	$2,033	$11,565
Depreciation	60	59	426	730	46	1,321
Disposals	—	—	(81)	—	—	(81)
Balance as at September 30, 2023	$576	$1,274	$5,048	$3,828	$2,079	$12,805

Net book value at December 31,2022	$103	$144	$1,962	$2,793	$46	$5,048
Net book value at September 30, 2023	$109	$85	$3,025	$2,063	$—	$5,282
8.	CONVERTIBLE DEBENTURES
	2023 Debentures	2020 Debentures	2020 IsoEnergy Debentures	2022 IsoEnergy Debentures	Total
Fair value at December 31, 2021	$—	$46,910	$25,101	$—	$72,011
Fair value on issuance	—	—	—	5,296	5,296
Fair value adjustment	—	5,705	(2,832)	(159)	2,714
Fair value at December 31, 2022	$—	$52,615	$22,269	$5,137	$80,021
Fair value on issuance	143,702	—	—	—	143,702
Fair value adjustment	(506)	20,158	16,758	1,846	38,256
Settlement with shares	—	(72,773)	—	—	(72,773)
Fair Value at September 30, 2023	$143,196	$—	$39,027	$6,983	$189,206

The fair value of the debentures increased from $80,021 on December 31, 2022 to $189,206 at September 30, 2023, due to the issuance of the 2023 Debentures offset by the conversion of the 2020 Debentures into common shares of the Company. The increase also included a mark-to-market loss of $39,292 and $38,256 for the three and nine months ended September 30, 2023, respectively (three and nine months ended September 30, 2022 - loss of $13,038 and $2,743, respectively). The loss for the three and nine months ended September 30, 2023 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive loss of a gain of $327 and $239 for the three and nine months ended September 30, 2023, respectively (three and nine months ended September 30, 2022 - loss of $45 and gain of $176, respectively) and the remaining amount recognized in the consolidated statement of income (loss) for the three and nine months ended September 30, 2023 with a loss of $39,619 and $38,495, respectively (three and nine months ended September 30, 2022 - loss of $12,993 and $2,919, respectively). The interest expense during the three and nine months ended September 30, 2023 was $991 and $2,369, respectively (three and nine months ended September 30, 2022 - $542 and $1,589, respectively).

8

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

2020 Debentures

On September 28, 2023, the holders of the 2020 Debentures elected to convert their US$15 million principal amount of 7.5% unsecured convertible debentures, due to mature on May 27, 2025, into common shares of the Company. The Company issued 8,663,461 common shares relating to the conversion of the principal and 19,522 common shares relating to the accrued and unpaid interest up to the date of conversion for the 2020 Debentures. The amounts recorded in Other Comprehensive Income as a result of changes in credit risk of the 2020 Debentures from inception through to conversion totaling losses of $361 were reclassified to accumulated deficit. The fair value of the 2020 Debentures at conversion was based on the number of shares issued at the closing share price on the conversion date. The closing share price on September 28, 2023 was $8.40. The fair value of the shares issued for interest was based on the closing share price on the date of issuance and recorded as interest expense in the consolidated statement of net loss and comprehensive loss.

2020 IsoEnergy Debentures

On August 18, 2020, IsoEnergy entered into a US$6 million private placement of unsecured convertible debentures (the “2020 IsoEnergy Debentures”). The 2020 IsoEnergy Debentures are convertible at the holder’s option at a conversion price of $0.88 into a maximum of 9,206,311 common shares of IsoEnergy. IsoEnergy received gross proceeds of $7,902 (US$6,000). A 3% establishment fee of $272 (US$180) was also paid to the debenture holders through the issuance of 219,689 common shares in IsoEnergy. The fair value of the 2020 IsoEnergy Debentures on issuance date was determined to be $7,630 (US$5,820). During the period ended September 30, 2023, IsoEnergy issued 34,722 shares for a value of $100 and paid $239 associated with the interest payment.

The 2020 IsoEnergy Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
Volatility	56.00%	52.80%
Expected life	1.9 years	2.6 years
Risk free interest rate	5.19%	4.27%
Expected dividend yield	0%	0%
Credit spread	22.49%	23.85%
Underlying share price of IsoEnergy	$4.45	$2.91
Conversion exercise price	$0.88	$0.88
Exchange rate (C$:US$)	$0.737	$0.738

2022 IsoEnergy Debentures

On December 6, 2022, IsoEnergy entered into a US$4 million private placement of unsecured convertible debentures (the “2022 IsoEnergy Debentures”). The 2022 IsoEnergy Debentures are convertible at the holder’s option at a conversion price of $4.33 into a maximum of 1,464,281 common shares of IsoEnergy. IsoEnergy received gross proceeds of $5,460 (US$4,000). A 3% establishment fee of $164 (US$120) was paid in cash to the debenture holders. The fair value of the IsoEnergy Debentures on issuance date was determined to be $5,296 (US$3,880). During the period ended September 30, 2023, IsoEnergy issued 23,148 shares for a value of $67 and paid $199 associated with the interest payment.

The 2022 IsoEnergy Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at September 30, 2023 and December 31, 2022 are as follows:

9

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited
	September 30, 2023	December 31, 2022
Expected Volatility	56.00%	52.80%
Expected life in years	4.2 years	4.9 years
Risk free interest rate	4.80%	3.76%
Expected dividend yield	0%	0%
Credit spread	22.49%	23.85%
Underlying share price of IsoEnergy	$4.45	$2.91
Conversion exercise price	$4.33	$4.33
Exchange rate (C$:US$)	$0.737	$0.738

2023 Debentures

On September 22, 2023, the Company entered into a US$110 million private placement of unsecured convertible debentures (the “2023 Debentures”). The Company received gross proceeds of $148,145 (US$110 million), and paid a 3% establishment fee of $4,443 (US$3,300) to the debenture holders through the issuance of 634,615 common shares. The fair value of the 2023 Debentures on issuance date was determined to be $143,702 (US$106,700).

The 2023 Debentures bear interest at a rate of 9% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 6% per annum) is payable in cash and one third of the interest (equal to 3% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the NYSE for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The 2023 Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders under certain conditions, at a conversion price of US$6.76 into a maximum of 16,272,189 common shares of the Company.

The 2023 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at September 30, 2023 and September 22, 2023 are as follows:

	September 30, 2023	September 22, 2023
Volatility	46.00%	45.00%
Expected life	5.0 years	5.0 years
Risk free interest rate	4.67%	4.63%
Expected dividend yield	0%	0%
Credit spread	17.31%	17.16%
Underlying share price of the Company	US$5.97	US$6.12
Conversion exercise price	US$6.76	US$6.76

9.	LEASES
(a)	Right-of-use assets
	September 30, 2023	December 31, 2022
Right-of-use assets, beginning of period	$1,933	$2,640
Depreciation	(529)	(707)
Balance, end of period	$1,404	$1,933

The right-of-use assets recognized by the Company are comprised of $1,404 (December 31, 2022 - $1,933) related to corporate office leases and are included in the office, furniture and leasehold improvements category in Note 7.

10

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited
(b)	Lease receivable

On April 5, 2023 NexGen completed a purchase agreement whereby the Company acquired $4,100 of equipment and immediately thereafter leased the equipment to a third party. The lease payments commence the first day of the month following the six-month anniversary of the date the equipment was delivered.

The discounted and undiscounted value of the remaining lease payments as at September 30, 2023 is as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Lease receivable	$470	$897	$1,025	$1,708	$4,100

	September 30, 2023	December 31, 2022
Current portion	470	—
Non-current portion	3,630	—
Balance, end of period	$4,100	$—
(c)	Lease liabilities
	September 30, 2023	December 31, 2022
Lease liabilities, beginning of period	$2,463	$3,169
Interest expense on lease liabilities	121	207
Payment of lease liabilities	(695)	(913)
Balance, end of period	$1,889	$2,463

Current portion	829	775
Non-current portion	1,060	1,688
Balance, end of period	$1,889	$2,463

The undiscounted value of the lease liabilities as at September 30, 2023 was $2,910 (December 31, 2022 - $3,920).

(d)	Amounts recognized in consolidated statements of net loss
	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Expense relating to variable lease payments	$105	$105	$313	$313

The Company engages drilling companies to carry out its drilling programs on its exploration and evaluation properties. The drilling companies provide all required equipment for these drilling programs. These contracts are short-term in nature and the Company has elected not to recognize right-of-use assets and associated lease liabilities in respect to these contracts but rather to recognize lease payments associated with these leases as incurred over the lease term. Payments by the Company to the drilling companies for the three and nine months ended September 30, 2023 were $0.4 million and $1.9 million, respectively (three and nine months ended September 30, 2022 - $0.9 million and $3.2 million, respectively).

11

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited
10.	SHARE CAPITAL
(a)	Authorized capital

Unlimited common shares without par value.

Unlimited preferred shares without par value.

Share issuances for the nine months ended September 30, 2023:

On January 6, 2023, NexGen established a $250 million at-the-market equity program (“ATM Program”) pursuant to the terms of an equity distribution agreement with Virtu ITG Canada Corp., as Canadian agent, and Virtu Americas LLC, as U.S. agent (together, the “Agents”). The ATM Program will be effective until the earlier of the sale of all of the shares issuable pursuant to the ATM Program and January 29, 2025, unless terminated prior to such date by the Company or the Agents. During the nine months ended September 30, 2023, the Company issued 24,724,125 shares under the ATM Program at an average price of $7.36 per share for gross proceeds of $182,066 and recognized $6,767 of share issuance costs, consisting of commission fees of $3,704 and other transaction costs of $3,063. The share issuance costs have been presented net within share capital.

During the nine months ended September 30, 2023, the Company issued 5,655,482 shares on the exercise of stock options for gross proceeds of $18,426 (Note 10(b)). As a result of the exercises, $11,412 was reclassified from reserves to share capital.

On June 9, 2023, the Company issued 46,038 shares relating to the interest payment on the 2020 Debentures at a fair value of $270 (Note 8).

On September 22, 2023, the Company issued 634,615 shares relating to payment of the establishment fee for the 2023 Debentures at a fair value of $4,443 (Note 8).

On September 28, 2023, the Company issued 8,663,461 common shares relating to the conversion of the principal of the 2020 Debentures at a fair value of $72,773. In addition, 19,522 common shares were issued relating to the accrued and unpaid interest up to the date of conversion for the 2020 Debentures at a fair value of $164 (Note 8).

Share issuances for the year ended December 31, 2022:

During the year ended December 31, 2022, the Company issued 3,247,332 shares on the exercise of stock options for gross proceeds of $10,001 (Note 10(b)). As a result of the exercises, $6,260 was reclassified from reserves to share capital.

On June 10, 2022, the Company issued 42,252 shares relating to the interest payment on the 2020 Debentures at a fair value of $251.

On December 9, 2022, the Company issued 42,328 shares relating to the interest payment on the 2020 Debentures at a fair value of $235.

(b)	Share options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

12

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

A summary of the changes in the share options is presented below:

	Options outstanding	Weighted average exercise price (C$)
At December 31, 2021	43,436,494	$3.69
Granted	9,744,729	5.47
Exercised	(3,247,332)	3.08
Expired	(65,000)	5.52
Forfeited	(230,001)	5.33
At December 31, 2022	49,638,890	$4.07
Granted	5,295,000	6.91
Exercised	(5,655,482)	3.26
Forfeited	(313,334)	5.51
At September 30, 2023 - Outstanding	48,965,074	$4.46
At September 30, 2023 - Exercisable	38,094,178	$4.03

The following table summarizes information about the exercisable share options outstanding as at September 30, 2023:

Number of share options outstanding	Number of share options exercisable	Exercise prices (C$)	Remaining contractual life (years)	Expiry date
2,300,000	2,300,000	2.41	0.25	December 31, 2023
500,000	500,000	2.27	0.47	March 21, 2024
250,000	250,000	2.22	0.49	March 27, 2024
3,250,000	3,250,000	1.92	0.70	June 12, 2024
188,679	188,679	1.59	0.88	August 16, 2024
3,400,000	3,400,000	1.59	1.24	December 24, 2024
3,875,000	3,875,000	1.80	1.70	June 12, 2025
4,766,666	4,766,666	3.24	2.20	December 11, 2025
250,000	250,000	5.16	2.38	February 16, 2026
250,000	250,000	4.53	2.50	April 1, 2026
8,480,000	8,480,000	5.84	2.70	June 10, 2026
6,915,000	4,610,013	5.44	3.21	December 14, 2026
94,277	47,139	5.76	3.30	January 18, 2027
3,390,000	2,260,014	5.31	3.88	August 17, 2027
55,452	-	5.41	4.01	October 4, 2027
5,905,000	1,968,334	5.57	4.22	December 18, 2027
300,000	100,000	6.55	4.34	January 31, 2028
4,795,000	1,598,333	6.99	4.90	August 22, 2028
48,965,074	38,094,178

The following weighted average assumptions were used for Black-Scholes valuation of the share options granted:

	For the three months ended September 30,	For the nine months ended September 30,
	2023	2022	2023	2022
Expected stock price volatility	61.57%	62.38%	61.64%	62.34%
Expected life of options	5 years	5 years	5 years	5 years
Risk free interest rate	4.00%	2.93%	3.91%	2.90%
Expected forfeitures	0%	0%	0%	0%
Expected dividend yield	0%	0%	0%	0%
Weighted average fair value per option granted in period	$3.90	$2.91	$3.85	$2.91
Weighted average exercise price	$6.99	$5.31	$6.91	$5.32

13

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

Share-based payments for options vested for the three and nine months ended September 30, 2023 amounted to $12,925 and $27,391, respectively (three and nine months ended September 30, 2022 - $11,747 and $27,650, respectively) of which $10,901 and $23,074, respectively (three and nine months ended September 30, 2022 - $9,830 and $23,566, respectively) was expensed to the statement of net loss and comprehensive loss and $2,024 and $4,317, respectively (three and nine months ended September 30, 2022 - $1,917 and $4,084, respectively) was capitalized to exploration and evaluation assets (Note 6).

11.	SUPPLEMENTAL CASH FLOW INFORMATION

The Company did not have any cash equivalents as at September 30, 2023 and December 31, 2022.

a)	Schedule of non-cash investing and financing activities:
	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Capitalized share-based payments	$2,024	$1,917	$4,317	$4,084
Exploration and evaluation asset expenditures included in accounts payable and accrued liabilities	(8,091)	4,715	(11,555)	10,335
Interest expense included in accounts payable and accrued liabilities	221	565	299	642

12.	RELATED PARTY TRANSACTIONS

The remuneration of key management which includes directors and management personnel responsible for planning, directing, and controlling the activities of the Company during the period was as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Short-term compensation(1)	$1,030	$1,004	$3,741	$2,993
Share-based payments(2)	10,327	9,958	22,003	22,735
Consulting fees(3) (4)	32	33	97	199
	$11,389	$10,995	$25,841	$25,927

(1) Short-term compensation to key management personnel for the three and nine months ended September 30, 2023 amounted to $1,030 and $3,741 (2022 - $1,004 and $2,993) of which $959 and $3,551 (2022 - $952 and $2,838) was expensed and included in salaries, benefits, and directors’ fees on the statement of net loss and comprehensive loss. The remaining $71 and $190 (2022 - $52 and $155) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the three and nine months ended September 30, 2023 amounted to $10,327 and $22,003 (2022 - $9,958 and $22,735) of which $10,193 and $21,544 (2022 - $9,650 and $22,179) was expensed and $134 and $459 (2022 - $308 and $556) was capitalized to exploration and evaluation assets.

(3) The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the three and nine months ended September 30, 2023 amounting to $32 and $97 (2022 - $33 and $98).

(4) The Company used consulting services from a company associated with one of its former employees in relation to various studies for the three and nine months ended September 30, 2023 amounting to $nil and $nil (2022 - $nil and $101).

As at September 30, 2023, there was $54 (December 31, 2022 - $43) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

14

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited
13.	CAPITAL MANAGEMENT

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support the acquisition, exploration, development and evaluation of assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and debt, net of cash, and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets and convertible debt to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

In the management of capital, the Company includes the components of equity, and convertible debentures, net of cash.

Capital, as defined above, is summarized in the following table:

	September 30, 2023	December 31, 2022
Equity	$664,653	$455,417
Convertible debentures (Note 8)	189,206	80,021
	853,859	535,438
Less: Cash	(370,444)	(134,447)
	$483,415	$400,991
14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, marketable securities, warrants, amounts receivable, accounts payable and accrued liabilities and convertible debentures.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

The three levels of the fair value hierarchy are:

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities
•	Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - inputs that are not based on observable market data.

The fair values of the Company’s cash, amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The marketable securities and warrants are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive loss (Note 5). The marketable securities are classified as Level 1 and the warrants as Level 2.

The convertible debentures are re-measured at fair value at each reporting date with any change in fair value recognized in the consolidated statement of net loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive loss (Note 8). The convertible debentures are classified as Level 2.

15

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

Financial Risk

The Company is exposed to varying degrees of a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash, amounts receivable, and lease receivable. The Company holds cash with large Canadian banks. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. The lease receivable is secured by the leased equipment. Accordingly, the Company does not believe it is subject to significant credit risk.

The Company’s maximum exposure to credit risk is as follows:

	September 30, 2023	December 31, 2022
Cash	$370,444	$134,447
Amounts receivable	1,546	1,801
Lease receivable	4,100	—
	$376,090	$136,248

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2023, NexGen had cash of $370,444 to settle current liabilities of $28,266.

The Company’s significant undiscounted commitments at September 30, 2023 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$27,437	$—	$—	$—	$27,437
Convertible debentures (Note 8)	—	39,027	150,179	—	189,206
Lease liabilities (Note 9)	337	2,573	—	—	2,910
	$27,774	$41,600	$150,179	$—	$219,553

Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily includes US dollar denominated cash, US dollar accounts payable, 2023 Debentures and IsoEnergy Debentures. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated 2023 Debentures, 2020 IsoEnergy Debentures and 2022 IsoEnergy Debentures. At maturity, the US$120 million principal amount of the 2023 Debentures, 2020 IsoEnergy Debentures and 2022 IsoEnergy Debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the 2023 Debentures, 2020 IsoEnergy Debentures and 2022 IsoEnergy Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the 2023 Debentures, 2020 IsoEnergy Debentures and 2022 IsoEnergy Debentures more costly to repay.

As at September 30, 2023, the Company’s US dollar net financial liabilities were US$99,370. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $13,491 change in net loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

16

NexGen Energy Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

Equity and Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in share price may affect the valuation of the Marketable Securities and Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of September 30, 2023. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The 2023 Debentures, 2020 IsoEnergy Debentures and 2022 IsoEnergy Debentures, in an aggregate principal amount of US$120 million, carry fixed interest rates of 9.0%, 8.5% and 10.0% respectively and are not subject to interest rate fluctuations.

15.	NON-CONTROLLING INTERESTS

As at September 30, 2023, NexGen held 100% ownership of the subsidiaries with the exception of IsoEnergy, where it retained 49.7% of IsoEnergy’s outstanding common shares (December 31, 2022 - 50.1%) (Note 3b).

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of the Company’s wholly owned subsidiaries and non-wholly owned subsidiary, IsoEnergy, are included in NexGen’s consolidated financial statements. Third party investors’ share of the net loss of IsoEnergy is reflected in the net loss and comprehensive loss attributable to non-controlling interests in the consolidated statements of net loss and comprehensive loss.

As at September 30, 2023, the non-controlling interests in IsoEnergy was $30,480 (December 31, 2022 - $37,541).

16.	SUBSEQUENT EVENTS

In connection with IsoEnergy’s proposed Merger with CUR (Note 3b)), on October 19, 2023, IsoEnergy closed a private placement of 8,134,500 subscription receipts at an issuance price of $4.50 (“Iso Subscription Receipts”). Each Iso Subscription Receipt entitles the holder thereof to receive, for no additional consideration and without further action on part of the holder thereof, on or about the date the Merger is completed, one IsoEnergy Share. NexGen participated in the private placement by purchasing 3,333,350 Iso Subscription Receipts at an issuance price of $4.50 per subscription, totaling $15,000.

17